 EXPENSE LIMITATION AGREEMENT

 This EXPENSE LIMITATION AGREEMENT (the “Agreement”), effective as of July 27, 2015, is entered into between T. Rowe Price Associates, Inc. (the “Manager”), a corporation organized and existing under the laws of the State of Maryland, and T. Rowe Price Index Trust, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Maryland, on behalf of the T. Rowe Price Mid-Cap Index Fund (the “Fund”).

 WHEREAS, the Manager is an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended;

 WHEREAS, the Fund is a new series of the Corporation and is an open-end management investment company registered as such with the SEC under the Investment Company Act of 1940, as amended (the “1940 Act”);

 WHEREAS, pursuant to the Fund’s Investment Management Agreement with the Manager (the “Management Agreement”), the Fund pays the Manager a management fee for investment management services and bears the costs of its operating expenses with certain exceptions;

 WHEREAS, the Corporation’s Board of Directors has determined that it is in the best interests of the Fund to enter into this Agreement; and

 NOW, THEREFORE, the Manager and the Corporation, on behalf of the Fund, hereby agree as follows:

1. Investor Class Expense Limitation.

The Manager agrees to waive its management fees and/or pay any of the Fund’s operating expenses (excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses) that would cause the annualized ratio of expenses to average daily net assets (the “Total Expense Ratio”) for the Fund’s Investor Class to exceed 0.32% (hereinafter referred as the “Investor Class Limitation”). Any fees waived and expenses paid by the Manager pursuant to the Investor Class Limitation are subject to reimbursement to the Manager by the Fund whenever the Investor Class’s Total Expense Ratio is below 0.32%. However, no reimbursement will be made more than three years after the waiver or payment or if such reimbursement would result in the Investor Class’s Total Expense Ratio exceeding 0.32%.

2. I Class Expense Limitation.

(b) The Manager agrees to pay any of the I Class’s operating expenses (excluding management fees; interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses) or reimburse the I Class for such expenses (collectively, “I Class Operating Expenses”) to the extent I Class Operating Expenses exceed 0.05%, on an annualized basis, of the I Class’s average daily net assets (hereinafter referred to as the “I Class Limitation”). In the event that the payment or reimbursement with respect to I Class Operating Expenses results in the payment or reimbursement of Fundwide Expenses (as such term is defined in Rule 18f-3 under the 1940 Act) that have been allocated to the I Class, the Manager shall also pay or reimburse such Fundwide Expenses that have been allocated to the other classes of the Fund. Any I Class Operating Expenses paid by the Manager pursuant to the I Class Limitation are subject to reimbursement to the Manager by the Fund or I Class whenever the Fund’s I Class Operating Expenses are below 0.05%. However, no reimbursement will be made more than three years after the payment of I Class Operating Expenses by the Manager or if such reimbursement would result in the Fund’s I Class Operating Expenses exceeding 0.05%.

3. Amendment and Termination of Agreement.

This Agreement will continue with respect to the Fund at least through April 30, 2018. Thereafter, the Manager may agree to continue or terminate this Agreement or enter into a new expense limitation agreement with different terms and conditions (“New Agreement”), provided that the Board of Directors of the Fund, including a majority of the directors/trustees who are not interested persons of the Fund or the Manager, approves the continuation or termination of this Agreement or authorizes the parties entering into a New Agreement with respect to the Fund. Amendment or termination of this Agreement does not require approval by shareholders of the Fund or its separate classes of shares.

4. Separate Agreement

 This Agreement shall be deemed to constitute a separate agreement between the Manager and the Corporation, on behalf of the Fund.

 IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date stated in the preamble.

T. ROWE PRICE ASSOCIATES, INC.	T. ROWE PRICE INDEX TRUST, INC.
/s/Darrell N. Braman By:___________________________________ Darrell N. Braman Vice President	/s/David Oestreicher By:___________________________________ David Oestreicher Vice President

CAPS/Documents/Agreements/Expense Limit and Management Fee Waiver Agreements/MIF Expense Limit Agreement.docx